March 22, 2019

Patience C. Ogbozor
President and Chief Executive Officer
Cannabinoid Biosciences, Inc.
3699 Wilshire Blvd., Suite 610
Los Angeles, California 90010

       Re: Cannabinoid Biosciences, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed on March 5, 2019
           File No. 024-10924

Dear Ms. Ogbozor:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed on March 5, 2019

Part I
Item 2. Offering Eligibility

1. We note your response to prior comment 1. It appears you meet the definition of a blank check company because you are a development stage company and you have disclosed that your business plan is to engage in acquisitions of unidentified companies that provide financial products and services to other businesses operating in the "legal-
       cannabis industry" in California. Blank check companies are not eligible to rely on the exemption in Regulation A. Please withdraw the Form 1-A. Alternatively, provide a legal analysis, citing all relevant legal authority, demonstrating that you are not ineligible to rely on the exemption in Regulation A.
 Patience C. Ogbozor
Cannabinoid Biosciences, Inc.
March 22, 2019
Page 2
Part II
Summary
Business Plan

2. We note your response to comment 4, which we reissue in part. You continue to state that you intend to acquire three established businesses and also state that you intend to acquire four businesses as soon as you have raised $1 million of offering proceeds. Please revise your disclosure to address this discrepancy.
Item 7. Business
Government Regulations

3. We note your response to comment 10 and your statement that you do not believe you qualify as a financial institution in the U.S. Please expand your disclosure to address government regulation of the small business lender you intend to acquire. Independent Auditor's Report

4. Your disclosure in Note 5 to your financial statements indicates that you have substantial doubt about your ability to continue as a going concern. However, your auditor did not include an explanatory paragraph in their audit opinion related to this matter. Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern for a reasonable period of time. To the extent that they concluded that substantial doubt does exist, please have them amend their auditor's report to include an explanatory paragraph.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNamePatience C. Ogbozor
                                                            Division of
Corporation Finance
Comapany NameCannabinoid Biosciences, Inc.
                                                            Office of
Healthcare & Insurance
March 22, 2019 Page 2
cc:       Azuka L Uzoh, Esq.
FirstName LastName